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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-4852                                                              June 5, 1998
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      The Victory Portfolios
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio  43219
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PRICEWATERHOUSECOOPERS [LOGO]

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INDEPENDENT AUDITORS' REPORT

To the Trustees of  The Victory Portfolios

We have examined management's assertion about The Victory Portfolios' (comprising the U.S. Government Obligations Fund, the Prime Obligations Fund, the Financial Reserves Fund, the Institutional Money Market Fund, the Tax-Free Money Market Fund, the Ohio Municipal Money Market Fund, the Federal Money Market Fund, the Limited Term Income Fund, the Intermediate Income Fund, the Investment Quality Bond Fund, the Government Mortgage Fund, the Fund for Income, the National Municipal Bond Fund, the New York Tax-Free Fund, the Ohio Municipal Bond Fund, the Balanced Fund, the Stock Index Fund, the Diversified Stock Fund, the Value Fund, the Growth Fund, the Special Value Fund, the Special Growth Fund, the Ohio Regional Stock Fund, the International Growth Fund, the Lakefront Fund, the Real Estate Investment Fund, the Convertible Securities Fund, the LifeChoice Growth Investor Fund, the LifeChoice Moderate Investor Fund, and the LifeChoice Conservative Investor Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 5, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for The Victory Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about The Victory Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about The Victory Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 5, 1998, with respect to securities of The Victory
Portfolios:

     o Count and inspection of all securities located in the vault of Key Trust Company of Ohio, N.A. in Cleveland, Ohio without prior notice to management;

     o Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Cleveland, Depository Trust Company, Bank of New York or Morgan Stanley Trust Company;

     o Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;
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PRICEWATERHOUSECOOPERS [LOGO]

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     o   Confirmation, or other procedures as we considered necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with Key Trust Company of Ohio, N.A.'s records;

     o Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents; and

     o Reconciliation of all such securities to the books and records of The Victory Portfolios and Key Trust Company of Ohio, N.A.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on The Victory Portfolios' compliance with specified requirements.

In our opinion, management's assertion that The Victory Portfolios was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 5, 1998, with respect to securities reflected in the investment accounts of The Victory Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Victory Portfolios and the Securities and Exchange Commission and should not be used for any other purpose.


                                                /s/ PricewaterhouseCoopers LLP
                                                PricewaterhouseCoopers LLP


Columbus, Ohio
July 15, 1998
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        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                      OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of The Victory Portfolios (comprising the U.S. Government Obligations Fund, the Prime Obligations Fund, the Financial Reserves Fund, the Institutional Money Market Fund, the Tax-Free Money Market Fund, the Ohio Municipal Money Market Fund, the Federal Money Market Fund, the Limited Term Income Fund, the Intermediate Income Fund, the Investment Quality Bond Fund, the Government Mortgage Fund, the Fund for Income, the National Municipal Bond Fund, the New York Tax-Free Fund, the Ohio Municipal Bond Fund, the Balanced Fund, the Stock Index Fund, the Diversified Stock Fund, the Value Fund, the Growth Fund, the Special Value Fund, the Special Growth Fund, the Ohio Regional Stock Fund, the International Growth Fund, the Lakefront Fund, the Real Estate Investment Fund, the Convertible Securities Fund, the LifeChoice Growth Investor Fund, the LifeChoice Moderate Investor Fund, and the LifeChoice Conservative Investor Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of l940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of The Victory Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 5, 1998. Based on this evaluation, we assert that The Victory Portfolios was in compliance with the provisions of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of l940 as of June 5, 1998, with respect to securities reflected in the investment accounts of The Victory Portfolios.


The Victory Portfolios